





teleCalm®
protecting seniors, empowering caregivers
TELECALM
2021 Report
safe phone service for seniors and
families living with cognitive challenges

Dear investors,

We had several small raises during 2021 which we used to fund marketing campaigns and development efforts. We expanded on our trusted teleCalm Caregiver landline service, developing teleCalm Mobile and opening it up to a private beta program as we put the final touches on it for full production release. We partnered with one of the leading medical monitoring companies in December to launch Priority Response. This first-of-a-kind service helps to eliminate false 9-1-1 calls that are so prevalent to those with Alzheimer's and dementia, while still providing the senior with access to regular use of a telephone.

We need your help!

The biggest way investors can help is by raising awareness of our services to their network and on social media. With more than 1 in 5 Americans being caregivers for someone with cognitive issues, there is ample opportunity to spread the word. Our teleCalm Caregiver service stops problem calls for families living with Alzheimer's & other cognitive challenges. Our landline and cell phone service empowers families to stop unwanted incoming/outgoing calls, including late-night calls, repeated calls, 911 abuse, and deliberate/targeted fraud. The landline service works with or without existing internet and in both private residences and senior living communities. teleCalm Mobile works with a subscribers existing cell phone and carrier, simply subscribe to the service and install the app. teleCalm's new Priority Response service helps reduce false 9-1-1 calls by connecting seniors to a U.S.-based emergency response center. An EMT certified operator will determine the issue, then contact the family caregiver to determine if emergency assistance is required.

Sincerely,

Jill Schriefer

Chief Customer Officer

Tavis Schriefer

Founding CEO

Our Mission

By 2025, teleCalm's goal is to be the recognized leader in safe phone service, both on cell phones and landlines, for the estimated 12 million Americans living with dementia, whether they live at home or in senior living communities.

See our full profile

How did we do this year?

Report Card

B+



The Good

Increased revenue by 71% during 2021, despite COVID and global logistics related issues.

Using raised funding, made significant progress in our teleCalm Mobile development and beta testing with current customers.

Signed agreement with leading medical monitoring company to expand teleCalm's offering, reducing false 911 subscribers calls.

The Bad

COVID related logistics and manufacturing delays resulted in hardware shortages from suppliers, significantly reducing our growth.

Lockdowns in senior living communities restricted new move-ins, which was a major driver in adopting new subscribers.

teleCalm failed to raise the desired funds to grow business as quickly as planned, resulting in slower but meaningful overall growth.

2021 At a Glance
January 1 to December 31



$482,771 +82%
Revenue

-$161,645
Net Loss

$260,935 [1%]
Short Term Debt

$345,028
Raised in 2021

$127,950
Cash on Hand
As of 12/31/21

INCOME   BALANCE   NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

teleCalm stops problem calls for families living with Alzheimer's & other cognitive challenges. Our landline and cell phone service empowers families to stop unwanted incoming/outgoing calls, including late-night calls, repeated calls, 911 abuse, and deliberate/targeted fraud.

By 2025, teleCalm's goal is to be the recognized leader in safe phone service, both on cell phones and landlines, for the estimated 34 million Americans living with Alzheimer's, dementia, Autism Spectrum, and other cognitive challenges.

Milestones

teleCalm, Inc. was incorporated in the State of Delaware in January 2016.

Since then, we have:

- Proven solution serving over 4.1M phone calls from over 1500 subscribers across 48 states

- Revenue-generating with over $580K in annual recurring revenue

- $12.4 Billion market with +34 Million potential subscribers in the US alone

- Intellectual property protected by 2 US patents and international patents in the UK and Germany

- Raised over $740K in previous rounds from private investors and won $100K award from MassChallenge Texas

- Expanded our landline service offering with teleCalm Mobile now in private beta

- Our customers love us, as shown in our 95% satisfaction rating and NPS of 89

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $482,771 compared to the year ended December 31, 2020, when the Company had revenues of $264,978. Our gross margin was 65.87% in fiscal year 2021, compared to 60.67% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $142,488, including $129,089 in cash. As of December 31, 2020, the Company had $128,572 in total assets, including $111,949 in cash.

- *Net Loss.* The Company has had net losses of $161,645 and net losses of $221,402 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $974,497 for the fiscal year ended December 31, 2021 and $841,718 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $106,900 in debt and $616,862 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6-8 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

teleCalm, Inc. cash in hand is $127,950, as of December 2021. Over the last three months, revenues have averaged $48,661/month, cost of goods sold has averaged $13,621/month, and operational expenses have averaged $52,274/month, for an average burn rate of $17,234 per month. Our intent is to be profitable within 19 months.

In April 2021, teleCalm closed the Wefunder crowdfunding round and received the remaining $42,782 of investment funds (there was a rolling close in December 2021 of $82,935).

In August 2021, teleCalm received an EIDL loan modification of $28,700 for a total loan amount of $106,900. The SBA deferred the 1st payment due date to December of 2022.

In September 2021, teleCalm closed a small round through a pilot fundraising platform called Fundr for $12,412.

In December 2021, teleCalm closed a seed round for $100,000.

teleCalm continued to grow in 2021 (avg 3.6% MoM), despite challenges presented due to COVID-19, including lockdowns in senior living communities during the first half of the year, followed by hardware shortages and logistics challenges in the last half of the year.

teleCalm continued development of teleCalm Mobile service to expand our offering from a landline-only solution, reaching the beta testing phase in late 2021.

Revenues: We anticipate slow MoM subscriber growth during the next 6 months to an estimated $50,000 MRR, with increased growth 2H2021 driven by additional landline service plus new teleCalm Mobile and Priority Response services.

Expenses: We anticipate a reduction in expenses over the next 6 months to average around $40,000 per month.

With our forecasted growth, we anticipate (but cannot guarantee) to reach cash flow positive late 2022.

Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering.

Net Margin: -33%	Gross Margin: 66%	Return on Assets: -113%	Earnings per Share: -$1,293.16
Revenue per Employee: $160,924	Cash to Assets: 91%	Revenue to Receivables: 58,447%	Debt Ratio: 684%

📄 teleCalm_Financial_Statement_for_2020-2021.pdf   📄 teleCalm_Financial_Statement_2020-2021.pdf

📄 teleCalm_Financial_Statement_2020-2021.pdf

We ❤ Our
143 Investors

Thank You For Believing In Us

Tavis Schriefer
Bernhard Ernst Heinz Hac...
Lisa LaMagna
Mallory Oschner
Donna Horowitz
David McDaniel
Kevin Davidson
Andrew DSouza
Florence Lowe
Layne Boone
Kathleen Walker
Raju S Vadapalli
Lawrence Nelson
Wayne Chen
Cassandra Johnson
Gregory Steinke
Mark Fackler
Lidia Godoy
Praveen M Javali
Ram Manikarnika
Felicity Rae Gernert
Anthony A Cook
Craig J. Vom Lehn
Samuel Lumbsden
Janet Dickson Bacher
Thyra Rutter
Farooq Shah
Jacob Clement
Kenneth Higgins
Thorsten Mayer
Angela Thomas
Kent Mecklenburg
Suzanne Pautler
Jeff Amlotte
Kathleen Rosche
Alyssa McFadden
Guruprasad Sathyanath
Scott Christenson
Jamie Rivard
Ann Napoletan
Yordan P Penev
Thomas Rush
Daniel Gonzalez
Joyce Bellamy
Lenn Stein
Claudette Brewer
Timothy Danielson
Angeline GONZALEZ
Thomas Schultz
Andrea Bierschenk
Allyson Mindoro
Marie Pitaro
Andrew Aydelott
Robert Trefzger
Glenn Ricci
Albert J. Shapkus
Roberto Torrent
Charlene Logan
Gary W. Shipp
Carey Goodley
James Whynot
Cynthia Davis
Carl Ott
Austin Partridge
Shanetta Ruggs
Ann Joyce
Candace Lazzarini
Marc Goldner
Leonard M. Stachura
Grant Wehrkamp
Melanie Hollabaugh
Caroline Kennedy
Aaron Foss
Geoffrey Ong
Margaret Ferrin
Victoria Robinson
Roger Flood
Kathryn Tormos
Janet Kay Herring
Jennifer Allen Bungert
Robin Ruiz
Camille Beydon
Gail A. Elliott
David Macario
John K Roberts III
Brian Land
Al Meyers
Gwen Perkins Lowe
Scott Christiansen
Thomas Williamson
Juan Thurman
Brent Farrell
Robert Kmetz
Lana Hopkins
Vicky Dudley
Kirk Crenshaw
Cassandra Ott
Christina Batipps
Jaimey McClurkin
Tiffany Velasco
Joyce Logan
Kathleen Chaney
Misty Hollabaugh
Todd A. Theman
Johnson Hor
Lisa Marie Shaughnessy
Kathleen Warshawsky
Shannon Tomlin Graham
Jerry Helfand
Ted Ricci
Elizabeth Pospick
Diane Vance
Ladynez Espinal
Daniel Robert AGEE
Julie Carter
Jolissia A Thomas
Atha Rose
Jeffrey Ruben Ayala
Gary Cook
April Mamou
Diane Roberts
Beverly Jenkins
Sherri Hokada
Thibaut LaBarre
Salvador Briggman
Mitchell Miner
Ross Melbourne
Kristi Ehlers Bright
Cheryl Lanzo
Helena L Banks
Debra Swersky
David Bennett
Maureen Floyd
Betty Stum
Julie Anne Kapito
Robert Millar
Henry Saniuk
Maturu .S. Rao
Marlene ERXLEBEN
Sanedria Potter
Noel Geren
Phillip Hollabaugh
Joyce Batipps

Thank You!

From the teleCalm Team



Tavis Schriefer
Founding CEO



Carl Ott
Chief Technical Officer



Jill Schriefer
Chief Customer Officer

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Tavis Schriefer	CEO @ teleCalm, Inc.	2016
Jill Schriefer	CCO @ teleCalm	2016

Officers

OFFICER	TITLE	JOINED
Carl Ott	Chief Technology Officer	2017
Tavis Schriefer	President CEO	2016
Jill Schriefer	Chief Customer Officer	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
RedPanda Labs, LLC (Jill Schriefer, Tavis Schriefer)	1,750,220 Common	50.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
05/2016	$145,450		Regulation D, Rule 506(b)
08/2019	$359,000		Regulation D, Rule 506(b)
04/2021	$125,716		4(a)(6)
08/2021	$106,900		Other
09/2021	$12,412		Regulation D, Rule 506(b)
12/2021	$100,000		Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
05/31/2016	$145,450	6.0%	20.0%	$2,500,000	08/30/2018
08/24/2019	$359,000	6.0%	20.0%	$3,500,000	12/31/2020
09/16/2021	$12,412	7.0%	20.0%	$5,500,000	09/16/2023
12/31/2021	$100,000	6.0%	20.0%	$5,500,000	12/31/2023

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
SBA	08/11/2021	$106,900	$111,657	3.75%	05/28/2050	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

Preferred	500,000	122,133	Yes
Common	9,500,000	3,651,057	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	125,000 Preferred, 31,836 Common
Options:	564,101 Common (Unassigned)

Risks

Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2).

The long term implications of the COVID-19 pandemic are unclear and may have an unknown effect on our ability to grow our customer base over time. While we have maintained month-over-month growth during the past six months of the pandemic, there is no assurance that future restrictions will not have a negative impact on growth.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company relies on third party vendors such as AT&T Cellular, Amazon Web Services, VoIP service providers and other vendors for our operations. Any interruption in the availability of these services could have material negative impact in our ability to deliver service to our subscribers, as well as the profitability of these operations.

The Company will require additional capital to achieve a cash flow positive position. There can be no assurance that capital will be available to us on acceptable terms, or at all.

The Company is developing new technology to expand their services to include a dementia-friendly cell phone. There can be no assurance that the new technology will be effective or that users will adopt the new technology and buy our products.

We are a relatively new company with minimal revenues and financial history. There can be no assurance that we will achieve the level of acceptance in the market as we project and as such our projected results could be materially different from actual results.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding

cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[⊙];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

teleCalm, Inc.

- Delaware Corporation
- Organized January 2016
- 3 employees

5 Cowboys Way
Ste 300
Frisco TX 75034

https://teleCalmProtects.com

Business Description

Refer to the teleCalm profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

teleCalm is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.